AlloVir, Inc.

1100 Winter Street

Waltham, MA 02451

February 15, 2024

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AlloVir, Inc. – Request for Withdrawal of Registration

Statement on Form S-3 (File No. 333-269808)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AlloVir, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-269808), together with the exhibits and amendments thereto, which was filed on February 16, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Christopher W. Huntsman, Esq., of Goodwin Procter LLP, at (617) 570-1000.

Very truly yours,

ALLOVIR, INC.

/s/ Diana Brainard
Chief Executive Officer

cc:	Edward Miller, Esq., AlloVir, Inc.

Danielle Lauzon, Esq., Goodwin Procter LLP

Christopher W. Huntsman, Esq., Goodwin Procter LLP